
January 6, 2023

Frank Lazaran
President and Chief Executive Officer
The Alkaline Water Company Inc.
8541 E Anderson Drive, Suite 100
Scottsdale, AZ 85255

       **Re: The Alkaline Water Company Inc.**
           **Registration Statement on Form S-3**
           **Filed December 28, 2022**
           **File No. 333-269044**

Dear Frank Lazaran:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Trade & Services

cc:    Virgil Hlus